UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of 30 June 2002

ALLIED IRISH BANKS, public limited company

(Translation of registrant's name into English)

Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 12 July 2002

By

Gary Kennedy

Group Director, Finance, Risk

and Enterprise Technology

Allied Irish Banks, p.l.c.

AIB

AIB Group
Corporate Relations
and Communications
Bankcentre
Ballsbridge
Dublin 4

Telephone 01 660 0311
Facsimile 01 660 4715

Embargo 11.00am 18 June 2002

AIB and Bank of Ireland announce their intention to create a joint venture technology services company

AIB Group and Bank of Ireland today announced that they have informed the European Commission of their intention to create a 50/50 joint venture (JV) technology services company. The JV will combine the two parties' respective IT infrastructures to provide IT services, on a commercial basis, including datacentre operations, networks and desktop management services. Neither bank will have access to the customer information of the other. The JV will provide services to the Irish and UK divisions of both organisations, as well as to other companies in Ireland and abroad. The formation of the new JV will require Bank of Ireland to exit its current IT joint venture with Perot Systems.

The specific services that the JV will provide include:

- operational services (day to day management of customers' IT infrastructure)
- infrastructure implementation services (building new IT infrastructure solutions)
- help desk management services, and
- business continuation services (back-up facilities)

The new venture will be based in a single location and various options are currently under consideration.

The JV will employ 700 people and will have an independent CEO and management team.

A further announcement will issue in due course following the receipt of the necessary regulatory clearances and the satisfactory completion of due diligence, on which the transaction is conditional.

Brian Gannon, General Manager Enterprise Networks, AIB Group said:-

"This is a logical and welcome development which will help both our organisations manage our processing costs more effectively and provide us with leading edge IT support infrastructure. We are pleased that a basis has been found for productive co-operation that does not impact on the competitive environment and has real potential to expand as a business in its own right. It is an exciting business initiative both for the organisation and our people"

Cyril Dunne, Chief Information Officer, Bank of Ireland said:-

"This JV will have the scale and the resources to compete for business in Ireland and elsewhere. Its transaction levels will compare with those of major banks in Britain and Europe and it will bring together a range of skills in both organisations that stand comparison with the best in any market."

For further information contact:-

Ann Matthews
Media Relations Manager
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Tel: 01 604 3836
anne.mathews@boimail.com

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: 01 641 3894
catherine.e.burke@aib.ie

Mary King
Head of Group Investor Relations
Bank of Ireland
Tel: 01 604 3501
mary.king@boimail.com

David O'Callaghan
Investor Relations Manager
AIB Group
Tel: 01 641 4191
david.a.o'callaghan@aib.ie

AIB was advised by London Technology Partners on the formation of this JV.